UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FTE NETWORKS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30283R402

(CUSIP Number)

Dhamitha Richard de Silva, Managing Partner

Lateral Investment Management, LLC

400 South El Camino Real, Suite 1100,

San Mateo, CA 94402

650-396-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30283R402	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lateral Investment Management, LLC I.D. No. 45-3753719
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,410,985*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,410,985*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,410,985*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

Each share of Common Stock is presented on this amended Form 13D after giving effect to the 25-for-1 reverse stock split (the “Reverse Stock Split”) of the Issuer that became effective on November 6, 2017, as disclosed in the Issuer’s Form 8-K filed on the same date.

**

Based on an aggregate total of 12,934,923 shares of Common Stock outstanding, comprised of 12,173,173 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018, plus 761,750 shares of Common Stock underlying warrants held by the Reporting Persons (all on a post-Reverse Stock Split basis).

CUSIP No. 30283R402	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lateral FTE Feeder LLC I.D. No. 47-5408053
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 486,524*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 486,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,524*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R402	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lateral U.S. Credit Opportunities Fund, L.P. I.D. No. 37-1794036
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,449,332*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,449,332*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,449,332*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R402	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Niagara Nominee, LP I.D. No. 80-0890142
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 652,285*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 652,285*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,285*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R402	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lateral Credit Opportunities, LLC I.D. No. 47-5318392
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,449,332*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,449,332*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,449,332*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R402	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Dhamitha Richard de Silva
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,410,985*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,410,985*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,410,985*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R402	13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Patrick Feeney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,410,985*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,410,985*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,410,985*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R402	13D	Page 9 of 13 Pages

Introduction

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2017 (the “Original 13D”) as subsequently amended on November 14, 2017 and December 12, 2017. This Amendment No. 3 relates to shares of Common Stock, par value $0.001 per share (“Common Stock”), of FTE Networks, Inc., a Nevada corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Original 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Original 13D.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is being filed by Lateral Investment Management, LLC, a Delaware limited liability company (“Lateral Management”), Lateral FTE Feeder LLC, a Delaware limited liability company (“Lateral FTE”), Lateral U.S. Credit Opportunities Fund, L.P., a Delaware limited partnership (“Lateral Fund”), Niagara Nominee, LP, a Delaware limited partnership (“Niagara”), Lateral Credit Opportunities, LLC, a Delaware limited liability company (“Lateral GP”), Dhamitha Richard de Silva, an individual (“De Silva”), and Patrick Feeney, an individual (“Feeney”). Lateral Management, Lateral FTE, Lateral Fund, Niagara, Lateral GP, De Silva and Feeney are together referred to herein as “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.” Lateral Management is the sole manager of Lateral FTE and has a management agreement with Lateral Fund. Lateral GP is the sole general partner of Lateral Fund. De Silva and Feeney are the sole managers of Lateral Management and Lateral GP. Niagara and the other Reporting Persons have agreed to act in concert with respect to the Common Stock and agree to be treated as a group for Schedule 13D filing purposes.

Lateral FTE owns 446,720 shares of the Issuer’s Common Stock and does not own any shares of the Issuer’s Common Stock underlying warrants. Lateral Fund owns 687,582 shares of the Issuer’s Common Stock and an additional 761,750 shares of the Issuer’s Common Stock underlying warrants. Niagara owns 652,285 shares of the Issuer’s Common Stock and does not own any shares of the Issuer’s Common Stock underlying warrants. Lateral Management does not own any shares of the Issuer’s Common Stock. Due to its relationship with Lateral FTE and Lateral Fund, Lateral Management may be deemed to have shared voting and investment power with respect to the shares owned by Lateral FTE and Lateral Fund. Lateral Management, however, disclaims beneficial ownership of such shares. Due to its relationship with Lateral Fund, Lateral GP may be deemed to have shared voting and investment power with respect to the shares owned by Lateral Fund. Lateral GP, however, disclaims beneficial ownership of such shares. Due to their relationships with Lateral Management and Lateral GP, De Silva and Feeney may be deemed to have shared voting and investment power with respect to the shares owned by Lateral Fund and Lateral FTE. De Silva and Feeney, however, disclaim beneficial ownership of such shares. Due to the group status agreed to between the parties, Lateral Management, Lateral FTE, Lateral Fund, Lateral GP, De Silva and Feeney may be deemed to have beneficial ownership of the shares owned by Niagara, however each party disclaims beneficial ownership of such shares.

The percentages used herein are based on an aggregate total of 12,934,923 shares of Common Stock outstanding, comprised of 12,173,173 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018, plus 761,750 shares of Common Stock underlying warrants held by the Reporting Persons (all on a post-Reverse Stock Split basis).

Each Reporting Person that is an entity is organized under the state of Delaware. Each Reporting Person that is an individual is a U.S. citizen. The principal business of each Reporting Person is to engage in the business of investing in securities and other investment opportunities. The principal business address of each Reporting Person is 400 South El Camino Real, Suite 1100, San Mateo, CA 94402.

During the period beginning five years prior to the Event Date, none of the Reporting Persons or any of the natural persons described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 30283R402	13D	Page 10 of 13 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following at the end thereof:

On October 30, 2018, Lateral Fund obtained warrants to purchase 108,000 shares of Common Stock at an exercise price of $6.00 per share in connection with the extension of additional loans to the Issuer and its affiliates under the Credit Agreement.

Also on October 30, 2018, Niagara acquired warrants to purchase 93,560 shares of Common Stock at an exercise price of $6.00 per share in connection with the extension of additional loans to the Issuer and its affiliates under the Credit Agreement and immediately exercised such warrants.

On November 5, 2018, Lateral Fund received 84,262, Niagara received 68,072 and certain other managed accounts received 61,316 shares of Common Stock from the Issuer, in each case in accordance with the Credit Agreement.

On December 10, 2018, Lateral Fund received 252,783, Niagara received 204,219 and certain other managed accounts received 183,947 shares of Common Stock from the Issuer, in each case in accordance with the Credit Agreement.

Item 4. Purpose of Transaction.

Item 4 is amended by adding the following at the end thereof:

The Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, engage in discussions with management and the Board of Directors of the Issuer concerning the business and the future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value. The Reporting Persons intend to continue such discussions, including conversations regarding extending the maturity of loans and modification of terms under the Credit Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)

As of December 17, 2018, the Reporting Persons beneficially own in the aggregate 2,410,985 shares of Common Stock, representing approximately 18.6% of the outstanding shares of Common Stock (based on an aggregate total of 12,934,923 shares of Common Stock outstanding, comprised of 12,173,173 shares of Common Stock issued and outstanding as disclosed on the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018, plus 761,750 shares of Common Stock underlying warrants held by the Reporting Persons (all on a post-Reverse Stock Split basis)).

Lateral Fund is the record owner of a portion of the shares of Common Stock referred to above. Lateral GP is the sole general partner of Lateral Fund. Due to its relationship with Lateral Fund, Lateral GP may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral Fund. Lateral GP, however, disclaims beneficial ownership of such shares. Lateral Management has a management agreement with Lateral Fund. Due to its relationship with Lateral Fund, Lateral Management may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral Fund. Lateral Management, however, disclaims beneficial ownership of such shares. De Silva and Feeney are the sole managers of Lateral Management and Lateral GP. Due to their relationships with Lateral Management and Lateral GP, De Silva and Feeney may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral Fund. De Silva and Feeney, however, disclaim beneficial ownership of such shares. Niagara and the other Reporting Persons have agreed to act in concert with respect to the Common Stock and agree to be treated as a group for Schedule 13D filing purposes. Due to the group status agreed to between the parties, Lateral Management, Lateral FTE, Lateral Fund, Lateral GP, De Silva and Feeney may be deemed to have beneficial ownership of the shares owned by Niagara, however each party disclaims beneficial ownership of such shares.

Lateral FTE is the record owner of a portion of shares of the Common Stock referred to above. Lateral Management is the sole manager of Lateral FTE. Due to its relationship with Lateral FTE, Lateral Management may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral FTE. Lateral Management, however, disclaims beneficial ownership of such shares. De Silva and Feeney are the sole managers of Lateral Management. Due to their relationships with Lateral Management, De Silva and Feeney may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral FTE. De Silva and Feeney, however, disclaim beneficial ownership of such shares.

CUSIP No. 30283R402	13D	Page 11 of 13 Pages

(b)

Reporting Persons	Number of Shares with Shared Dispositive Power	Number of Shares with Shared Voting Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*
Lateral Investment Management, LLC	2,410,985	2,410,985	2,410,985	18.6%
Lateral FTE Feeder LLC	486,524	486,524	486,524	3.8%
Lateral U.S. Credit Opportunities Fund, L.P.	1,449,332	1,449,332	1,449,332	11.2%
Niagara Nominee, LP	652,285	652,285	652,285	5.0%
Lateral Credit Opportunities, LLC	1,449,332	1,449,332	1,449,332	11.2%
Dhamitha Richard de Silva	2,410,985	2,410,985	2,410,985	18.6%
Patrick Feeney	2,410,985	2,410,985	2,410,985	18.6%

*

Based on an aggregate total of 12,934,923 shares of Common Stock outstanding, comprised of 12,173,173 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018, plus 761,750 shares of Common Stock underlying warrants held by the Reporting Persons (all on a post-Reverse Stock Split basis).

CUSIP No. 30283R402	13D	Page 12 of 13 Pages

The percentages set forth above are calculated based on an aggregate total of 12,934,923 shares of Common Stock outstanding, comprised of 12,173,173 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018, plus 761,750 shares of Common Stock underlying warrants held by the Reporting Persons (all on a post-Reverse Stock Split basis).

(c) Except as described in Item 3, no transactions in shares of Common Stock or preferred shares convertible into shares of Common Stock have been effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 30283R402	13D	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2018

Lateral Investment Management, LLC

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Lateral FTE Feeder LLC

By:	Lateral Investment Management, LLC
Its:	Manager

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Lateral U.S. Credit Opportunities Fund, L.P.

By:	Lateral Credit Opportunities, LLC
Its:	General Partner

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Lateral Credit Opportunities, LLC

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Niagara Nominee, LP

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Dhamitha Richard de Silva

/s/ Dhamitha Richard de Silva Dhamitha Richard de Silva

Patrick Feeney

/s/ Patrick Feeney
Patrick Feeney

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated: December 18, 2018

Lateral Investment Management, LLC

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Lateral FTE Feeder LLC

By:	Lateral Investment Management, LLC
Its:	Manager

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Lateral U.S. Credit Opportunities Fund, L.P.

By:	Lateral Credit Opportunities, LLC
Its:	General Partner

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Lateral Credit Opportunities, LLC

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Niagara Nominee, LP

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Dhamitha Richard de Silva

/s/ Dhamitha Richard de Silva Dhamitha Richard de Silva

Patrick Feeney

/s/ Patrick Feeney
Patrick Feeney